Dreyfus New Jersey Municipal Money Market Fund, Inc.

SEMIANNUAL REPORT May 31, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus New Jersey Municipal Money Market Fund, Inc., covering the six-month period from December 1, 2005, through May 31, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. In our view, the Fed's shift from a stimulative monetary policy to a neutral one has so far been successful: the economy has grown at a moderate pace, the unemployment rate has dropped, corporate profits have risen, and inflation has generally remained in check despite recent cost pressures stemming from higher energy and import prices.

As we near the second half of the year, the financial markets appear more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures continue to build, the Fed may choose to tighten monetary policy further.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2006



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did Dreyfus New Jersey Municipal Money Market Fund perform during the period?

For the six–month period ended May 31, 2006, the fund produced an annualized yield of 2.53%. Taking into account the effects of compounding, the fund produced an annualized effective yield of 2.56%.[1]

We attribute the fund's results to rising short-term interest rates in a recovering economy as well as supply-and-demand factors affecting tax-exempt money market instruments.

What is the fund's investment approach?

The fund's objective is to seek as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The fund also seeks to maintain a stable $1.00 share price. To pursue its goal, the fund normally invests substantially all of its assets in short-term, high-quality municipal obligations that provide income exempt from federal and New Jersey state income taxes.

When pursuing the fund's objective, we employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality, tax-exempt money market municipal obligations that provide income exempt from federal and New Jersey state income taxes. Second, we actively manage the fund's average maturity in anticipation of interest-rate trends and supply-and-demand changes in New Jersey's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may reduce the weighted average maturity of the fund, which should better position the fund to purchase new securities with higher yields, if higher yields materialize. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities generally are issued with maturities in the one-year range and tend to lengthen the fund's weighted average maturity if purchased. If we anticipate limited new-issue supply, we may extend the fund's average maturity to maintain then-current yields for as long as we think practical. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

While inflation appeared to be subdued at the end of 2005, inflation-related concerns intensified over the first five months of 2006 as the U.S. economic expansion gained momentum and energy prices surged to record highs. In its ongoing attempts to forestall an acceleration of inflation, the Federal Reserve Board (the "Fed") raised short-term interest rates four times, driving the overnight federal funds rate to 5% by the reporting period's end.

Yields of tax-exempt money market instruments generally rose along with interest rates, reaching their highest levels in five years. However, yields of shorter-dated money market securities climbed more sharply than longer-dated securities, causing yield differences along the tax-exempt money market yield spectrum to narrow toward historical lows. By the end of the reporting period there was little difference in the yields of tax-exempt securities with maturities between six months and four years. Investors therefore continued to focus primarily on instruments maturing in six months or less. Even institutional investors who normally favor longer-term securities began to purchase tax-exempt money market securities, adding to demand and putting downward pressure on yields.

Due to low yields from very short-term, floating-rate instruments, we tended to focus on tax-exempt commercial paper and seasoned municipal notes and bonds maturing over six to nine months. We occasionally found opportunities among instruments with somewhat longer maturities, enabling us to construct a "laddered" portfolio of securities scheduled to mature at different times. This strategy is designed to help protect the fund's yield while ensuring that cash remains available for redemptions and new investments.

Finally, New Jersey's fiscal condition continued to benefit from the recovering economy, including better conditions on Wall Street, where many of the state's residents work. However, a number of fiscal challenges face Governor Corzine in his first year in office, including the need to replenish the state's Transportation Trust Fund to pay for needed highway, bridge and mass transit projects.

What is the fund's current strategy?

While recent data suggested that the U.S. economy remains on a path of sustainable growth, the economy and the Fed have sent mixed messages with regard to inflation and the possibility that the rate of economic expansion may begin to slow. As a result, while it currently appears that at least one or two additional rate hikes are likely, we believe that short-term interest rates are unlikely to rise substantially above current levels, especially if high energy prices curtail consumer spending. In addition, with the expected increase in issuance during the traditional summertime "note season," our current laddered investment approach should help the portfolio capture incrementally higher yields if they become available. Should we become convinced that interest rates have peaked, we are prepared to extend the fund's weighted average maturity in an attempt to lock in high current yields.

June 15, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus New Jersey Municipal Money Market Fund, Inc. from December 1, 2005 to May 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2006

Expenses paid per $1,000†	$ 3.21
Ending value (after expenses)	$1,012.70

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2006

Expenses paid per $1,000†	$ 3.23
Ending value (after expenses)	$1,021.74

† *Expenses are equal to the fund's annualized expense ratio of .64%, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2006 (Unaudited)

Short-Term Investments−102.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Bedminster Township, GO Notes, BAN	3.76	6/30/06	1,446,130	1,447,121
Bergen County Improvement Authority, MFHR (Kentshire Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.23	6/7/06	15,000,000 a	15,000,000
Burlington County, GO Notes, BAN	3.75	7/13/06	5,500,000	5,501,716
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (Cooper Health System Obligated Group Issue) (LOC; Commerce Bank N.A.)	3.57	6/7/06	7,000,000 a	7,000,000
Camden County Improvement Authority, MFHR (Liquidity Facility; Merrill Lynch)	3.57	6/7/06	7,335,000 a,b	7,335,000
Camden County Improvement Authority, Revenue (Congregation Beth-El) (LOC; Commerce Bank N.A.)	3.52	6/7/06	2,195,000 a	2,195,000
Casino Reinvestment Development Authority, Revenue (Insured; MBIA)	4.86	6/1/06	1,000,000	1,000,000
Chatham Borough, GO Notes, BAN	3.45	8/16/06	1,000,000	1,001,010
Cherry Hill Township, GO Notes, BAN	3.92	11/3/06	5,100,000	5,100,471
Cranbury Township, GO Notes, BAN	4.23	7/6/06	7,661,500	7,668,056
Essex County Improvement Authority, Private Schools Revenue (The Children's Institute Project) (LOC; Wachovia Bank)	3.54	6/7/06	1,895,000 a	1,895,000
Haddonfield, GO Notes, BAN	4.26	10/13/06	3,600,000	3,610,776
Hopatcong Borough, GO Notes, BAN	3.95	9/22/06	1,605,900	1,610,722
Hopewell Township, GO Notes, BAN	3.68	10/17/06	3,462,068	3,465,238

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Irvington Township, GO Notes, BAN	4.44	3/15/07	1,463,700	1,473,241
Jackson Township, GO Notes, BAN	3.81	12/7/06	9,587,900 c	9,603,145
Lower Township Municipal Utilities Authority, Project Note	4.44	2/28/07	3,500,000	3,526,969
Mercer County Improvement Authority, Revenue (Children's Home Society Project) (LOC; Wachovia Bank)	3.54	6/7/06	200,000 a	200,000
Montclair Township, GO Notes, BAN	3.75	6/30/06	8,000,000	8,003,179
Montclair Township, Temporary Notes	4.19	8/15/06	4,452,000	4,457,843
Montclair Township, Temporary Notes	4.19	3/15/07	2,000,000	2,009,762
Mount Laurel Township, GO Notes, BAN	4.31	11/3/06	1,300,764	1,305,975
New Jersey, TRAN	4.00	6/23/06	22,845,000	22,857,338
New Jersey Building Authority, State Building Revenue, Lease Appropriation (Putters Program) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.51	6/7/06	3,780,000 a,b	3,780,000
New Jersey Economic Development Authority, EDR (Alpha Associates and Avallone Partners LLC Project) (LOC; PNC Bank N.A.)	3.22	6/7/06	1,860,000 a	1,860,000
New Jersey Economic Development Authority, EDR (Epiphany House Inc. Project) (LOC; Wachovia Bank)	3.54	6/7/06	2,890,000 a	2,890,000
New Jersey Economic Development Authority, EDR (International Processing Corporation Project) (LOC; Bank of America)	3.52	6/7/06	1,050,000 a	1,050,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey Economic Development Authority, EDR (Marco Holdings LLC) (LOC; Wachovia Bank)	3.59	6/7/06	815,000 [a]	815,000
New Jersey Economic Development Authority, EDR (Parke Place Associates Project) (LOC; Commerce Bank N.A.)	3.62	6/7/06	1,355,000 [a]	1,355,000
New Jersey Economic Development Authority, EDR (R. Realty Co. Project) (LOC; Wachovia Bank)	3.49	6/7/06	1,140,000 [a]	1,140,000
New Jersey Economic Development Authority, EDR (Republic Services Inc. Project) (LOC; Bank of America)	3.22	6/7/06	2,400,000 [a]	2,400,000
New Jersey Economic Development Authority, EDR (Stamato Realty LLC Project) (LOC; Valley National Bank)	3.55	6/7/06	4,855,000 [a]	4,855,000
New Jersey Economic Development Authority, EDR (Stone Brothers Secaucus Project) (LOC; Valley National Bank)	3.52	6/7/06	3,100,000 [a]	3,100,000
New Jersey Economic Development Authority, EDR (Superior Bakers Inc.) (LOC; PNC Bank N.A.)	3.48	6/7/06	1,935,000 [a]	1,935,000
New Jersey Economic Development Authority, EDR, Refunding (Foreign Trade Zone Project) (LOC; The Bank of New York)	3.55	6/1/06	8,500,000 [a]	8,500,000
New Jersey Economic Development Authority, Gas Facilities Revenue (NUI Corp. Projects) (Insured; MBIA and Liquidity Facility; Morgan Stanley)	3.52	6/7/06	3,000,000 [a,b]	3,000,000
New Jersey Economic Development Authority, Industrial Revenue (Buchanan and Zweigle Project) (LOC; Wachovia Bank)	3.59	6/7/06	2,270,000 [a]	2,270,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey Economic Development Authority, Industrial Revenue (Economic Growth Program) (LOC; Wachovia Bank)	3.55	6/7/06	510,000 [a]	510,000
New Jersey Economic Development Authority, Industrial Revenue (Economic Growth Program) (LOC; Wachovia Bank)	3.55	6/7/06	35,000 [a]	35,000
New Jersey Economic Development Authority, Industrial Revenue (Falcon Safety Products Project) (LOC; PNC Bank N.A.)	3.48	6/7/06	1,935,000 [a]	1,935,000
New Jersey Economic Development Authority, Industrial Revenue (RFC Container Co. Inc.) (LOC; PNC Bank N.A.)	3.48	6/7/06	930,000 [a]	930,000
New Jersey Economic Development Authority, LR (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.51	6/7/06	1,915,000 [a,b]	1,915,000
New Jersey Economic Development Authority, LR (Somerset Hills YMCA Project) (LOC; Commerce Bank N.A.)	3.52	6/7/06	4,000,000 [a]	4,000,000
New Jersey Economic Development Authority, Recreational Revenue (Young Men's Christian Association) (LOC; Wachovia Bank)	3.54	6/7/06	1,415,000 [a]	1,415,000
New Jersey Economic Development Authority, Revenue (CPC Behavioral Health Care) (LOC; Wachovia Bank)	3.54	6/7/06	3,610,000 [a]	3,610,000
New Jersey Economic Development Authority, Revenue (Developmental Disabilities) (LOC; Wachovia Bank)	3.54	6/7/06	2,420,000 [a]	2,420,000
New Jersey Economic Development Authority, Revenue (Four Woodbury Mews Project) (LOC; Bank of America)	3.29	6/7/06	6,600,000 [a]	6,600,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey Economic Development Authority, Revenue (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.51	6/7/06	3,170,000 [a,b]	3,170,000
New Jersey Economic Development Authority, Revenue (Rose Hill Associates Project) (LOC; Commerce Bank N.A.)	3.62	6/7/06	6,400,000 [a]	6,400,000
New Jersey Economic Development Authority, Revenue (Three Woodbury Mews Project) (LOC; Bank of America)	3.58	6/7/06	9,525,000 [a]	9,525,000
New Jersey Economic Development Authority, School Facilities Construction (Liquidity Facility; Citibank NA)	3.51	6/7/06	20,350,000 [a,b]	20,350,000
New Jersey Economic Development Authority, School Revenue, Refunding (Blair Academy) (LOC; Wachovia Bank)	3.49	6/7/06	5,415,000 [a]	5,415,000
New Jersey Economic Development Authority, Special Facilities Revenue (Port Newark Container LLC) (LOC; Citibank NA)	3.26	6/7/06	32,000,000 [a]	32,000,000
New Jersey Economic Development Authority, Water Facilities Revenue (United Water New Jersey Inc. Project) (Insured; AMBAC and Liquidity Facility; The Bank of New York)	3.49	6/1/06	5,200,000 [a]	5,200,000
New Jersey Economic Development Authority, Water Facilities Revenue (United Water New Jersey Inc. Project) (Insured; AMBAC and Liquidity Facility; The Bank of New York)	3.65	6/1/06	500,000 [a]	500,000
New Jersey Educational Facilities Authority, Revenue, Refunding (Higher Education Facilities Trust Fund)	3.95	9/1/06	1,000,000	1,001,844

Short-Term Investments *(continued)*	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey Housing and Mortgage Finance Agency, Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.53	6/7/06	870,000 [a,b]	870,000
New Jersey Transportation Trust Fund Authority (Transportation System)	6.00	6/15/06	4,140,000	4,143,940
New Jersey Turnpike Authority, Turnpike Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.51	6/7/06	2,495,000 [a,b]	2,495,000
Newark, GO Notes, Refunding (Insured; FSA)	4.43	10/1/06	1,330,000	1,336,296
Newark Housing Authority, MFHR (Liquidity Facility; Merrill Lynch)	3.60	6/7/06	4,435,000 [a,b]	4,435,000
Paramus School District, GO Notes	4.19	9/15/06	1,649,480	1,655,292
Passaic County, GO Notes, BAN	3.70	7/14/06	10,000,000	10,011,687
Passaic County Utilities Authority, Solid Waste Systems Revenue, Refunding	4.44	2/23/07	4,350,000	4,380,739
Pequannock Township, BAN	3.70	10/27/06	1,000,000	1,002,159
Port Authority of New York and New Jersey, Revenue (Insured; FGIC and Liquidity Facility; BNP Paribas)	3.52	6/7/06	10,000,000 [a,b]	10,000,000
Port Authority of New York and New Jersey, Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	3.54	6/7/06	370,000 [a,b]	370,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.55	6/7/06	2,395,000 [a,b]	2,395,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; JPMorgan Chase Bank)	3.56	6/1/06	6,400,000 [a]	6,400,000
Rahway, GO Notes, BAN	3.96	7/5/06	2,685,241	2,686,964
Raritan Township, GO Notes, BAN	3.95	9/8/06	3,313,000	3,321,635
Red Bank, BAN	3.95	8/2/06	1,530,000	1,532,778
Ringwood Borough, GO Notes, BAN	4.19	11/10/06	1,817,500	1,825,309
Stafford Township, GO Notes, BAN	4.44	12/20/06	1,500,000	1,508,424
Sussex County Municipal Utilities Authority, Project Notes	4.44	12/29/06	2,715,000	2,730,915
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.52	6/7/06	6,250,000 [a,b]	6,250,000
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.53	6/7/06	2,305,000 [a,b]	2,305,000
Toms River Board of Education, GO Notes	4.29	11/22/06	2,670,000	2,681,030
Trenton Parking Authority, Parking Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	3.51	6/7/06	4,320,000 [a,b]	4,320,000
Union County Improvement Authority, Revenue (LOC; IXIS Corporate and Investment Bank and Liquidity Facility; Merrill Lynch)	3.60	6/7/06	14,595,000 [a,b]	14,595,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Union County Improvement Authority, Revenue (Cedar Glen Housing Corporation Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.45	6/7/06	10,110,000 [a]	10,110,000
Union Township Board of Education, GO Notes	3.95	7/13/06	4,795,000	4,800,606
Wood Ridge Borough, GO Notes, BAN	4.44	2/23/07	2,348,000	2,364,586
Woodbridge Township, GO Notes (Insured; MBIA)	3.94	7/1/06	1,320,000	1,320,839
Total Investments (cost $374,997,605)			**102.3%**	**374,997,605**
Liabilities, Less Cash and Receivables			**(2.3%)**	**(8,432,422)**
Net Assets			**100.0%**	**366,565,183**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2006, these securities amounted to $87,585,000 or 23.9% of net assets.*

[c] *Purchased on a delayed delivery basis.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	63.7
AAA,AA,A[d]		Aaa,Aa,A[d]		AAA,AA,A[d]	2.6
Not Rated[e]		Not Rated[e]		Not Rated[e]	33.7
					100.0

†   *Based on total investments.*

[d]   *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[e]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	374,997,605	374,997,605
Interest receivable		3,910,894
Prepaid expenses		28,791
		378,937,290
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		172,238
Cash overdraft due to Custodian		2,528,676
Payable for investment securities purchased		9,603,145
Accrued expenses		68,048
		12,372,107
Net Assets ($)		**366,565,183**
Composition of Net Assets ($):		
Paid-in capital		366,557,613
Accumulated net realized gain (loss) on investments		7,570
Net Assets ($)		**366,565,183**
Shares Outstanding		
(2 billion shares of $.001 par value Common Stock authorized)		366,654,279
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**5,809,032**
Expenses:	
Management fee–Note 2(a)	916,893
Shareholder servicing costs–Note 2(b)	159,772
Professional fees	34,071
Custodian fees	18,705
Prospectus and shareholders' reports	16,299
Directors' fees and expenses–Note 2(c)	11,142
Registration fees	7,423
Miscellaneous	11,447
Total Expenses	**1,175,752**
Investment Income–Net	**4,633,280**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**7,732**
Net Increase in Net Assets Resulting from Operations	**4,641,012**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2006 (Unaudited)	Ten Months Ended November 30, 2005[a]	Year Ended January 31, 2005
Operations ($):			
Investment income–net	4,633,280	5,461,604	2,370,087
Net realized gain (loss) on investments	7,732	67,815	15,936
Net unrealized appreciation (depreciation) on investments	–	(52,110)	52,110
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,641,012**	**5,477,309**	**2,438,133**
Dividends to Shareholders from ($):			
Investment income–net	**(4,633,280)**	**(5,461,604)**	**(2,370,087)**
Capital Stock Transactions ($1.00 per share):			
Net proceeds from shares sold	310,403,667	526,335,163	495,194,440
Dividends reinvested	3,970,867	4,692,580	2,028,553
Cost of shares redeemed	(320,515,870)	(500,660,917)	(527,358,673)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(6,141,336)**	**30,366,826**	**(30,135,680)**
Total Increase (Decrease) in Net Assets	**(6,133,604)**	**30,382,531**	**(30,067,634)**
Net Assets ($):			
Beginning of Period	372,698,787	342,316,256	372,383,890
End of Period	**366,565,183**	**372,698,787**	**342,316,256**

[a]   *The fund has changed its fiscal year end from January 31 to November 30.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended May 31, 2006 (Unaudited)	Ten Months Ended November 30, 2005[a]	Year Ended January 31,				
			2005	2004	2003	2002	2001
Per Share Data ($):							
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:							
Investment income−net	.013	.015	.006	.005	.008	.020	.033
Distributions:							
Dividends from investment income−net	(.013)	(.015)	(.006)	(.005)	(.008)	(.020)	(.033)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.55[b]	1.79[b]	.64	.46	.83	2.06	3.32
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets	.64[b]	.65[b]	.65	.64	.65	.65	.67
Ratio of net expenses to average net assets	.64[b]	.65[b]	.65	.64	.65	.65	.67
Ratio of net investment income to average net assets	2.53[b]	1.79[b]	.63	.46	.83	2.04	3.25
Net Assets, end of period ($ x 1,000)	366,565	372,699	342,316	372,384	427,000	468,492	439,244

[a] The fund has changed its fiscal year end from January 31 to November 30.
[b] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus New Jersey Municipal Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $162 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 2005. If not applied, the carryover expires in fiscal 2006.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2005 and January 31, 2005 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor, an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2006, the fund was charged $97,409 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement, for providing personnel and facilities to perform transfer agency services for the fund.

During the period ended May 31, 2006, the fund was charged $46,241 pursuant to the transfer agency agreement.

During the period ended May 31, 2006, the fund was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $155,033, chief compliance officer fees $1,605 and transfer agency per account fees $15,600.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on April 18, 2006, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities. The Board members also considered that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee, Expense Ratio, and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense

Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates, total operating expenses, and total return performance. The Manager furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended February 28, 2006. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were at and above the Expense Group medians, respectively. The Board also noted that the fund's total expense ratio was lower than the Expense Group and Expense Universe medians.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended February 28, 2006, and placed significant emphasis on comparisons of total return performance among the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also was selected by Lipper. The Board noted that the fund's total returns were generally at or near the Performance Group and Performance Universe medians for most of the reported time periods up to 10 years.

Representatives of the Manager reviewed with the Board members the fee paid to the Manager or its affiliates by the one mutual fund managed by the Manager or its affiliates reported in the same Lipper category as the fund (the "Similar Fund"), and explained the nature of the Similar Fund and any differences, from the Manager's perspective, in providing services to the Similar Fund as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board discussed the relationship of the management fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Fund, to evaluate the appropriateness and reasonableness of the fund's management fee. The Board noted that the Similar Fund paid the same contractual management fee rate as the fund.

Representatives of the Manager noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus
New Jersey Municipal
Money Market Fund, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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